Cabrera Capital Markets, LLC

Statement of Financial Condition
December 31, 2017

Assets		
Cash	$	1,144,751
Commissions and underwriting receivables		934,640
Receivable from clearing broker		4,606,058
Securities owned, at fair value		408,037
Certificates of deposit		157,099
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $15,198		17,598
Receivable from affiliates		2,072,206
Other assets		338,814
Total assets	$	9,679,203
Liabilities and Members' Equity		
Liabilities		
Payable to clearing broker	$	598,817
Accounts payable and accrued expenses		2,034,443
Total liabilities		2,633,260
Liabilities subordinated to claims of general creditors		4,325,000
Members' equity		2,720,943
Total liabilities and members' equity	$	9,679,203

See Notes to Financial Statements.